August 31, 2007

BY EDGAR

Mr. Mark Kronforst

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 04-05

Washington, D.C. 20549-0405

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 of Stora Enso Corporation (File No. 1-15112)

On behalf of our client, Stora Enso Corporation (the “Company”), we are submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter to Mr. Hannu Ryöppönen of the Company dated July 25, 2007 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

20-F for the Fiscal Year Ended December 31, 2006

Item 5.	Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 63

1.

You disclose that cash flows from operating activities is the principal source of liquidity, yet your discussion for operating cash flow is limited. In this regard, we note that there were material changes in several working capital line items however you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you consider the guidance in Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F.

In each of the three years ended December 31, 2004, 2005 and 2006, changes in our net cash flow have been in line with the changes in our operating performance for the respective periods as disclosed under “Item 5. Liquidity and Capital Resources.” Inasmuch as our operating cash flow has been driven by our operating performance, we believe that investors can derive more detailed information on the reasons for the changes in our operating performance from the discussion on income statement line-items under “Item 5. Results of Operations” thereby limiting the need to discuss operating performance in detail in connection with the operating cash flow discussion. The income statement discussion includes a detailed discussion by each of our reporting segment thereby providing investors with information on cash provided by and costs allocated to the reporting segments. In addition to changes in operating performance, our net cash flow from operations has been mainly affected by specific non-recurring items as indicated in the Form 20-F for the Fiscal Year Ended December 31, 2006 and as discussed below.

The Staff has made a specific comment on changes in our working capital over the three year period ended December 31, 2006. Changes in our working capital have also mainly resulted from events that have been described elsewhere and to which investors have had access.

•

For the year ended on December 31, 2004, the change in working capital was mainly attributable to a EUR 482.1 million decrease in short-term interest bearing receivables resulting principally from the termination of finance leases relating to the Wisconsin Rapids and Biron Mills in the United States (see Form 20-F for the Fiscal Year Ended December 31, 2004, page F-57).

•

For the year ended December 31, 2005, our working capital increased mainly due to the increase in raw material (wood) inventories of EUR 254.7 million. This increase in raw material inventories was mainly due to the the seven week production shutdown in Finland in 2005 (Form 20-F for the Fiscal Year Ended December 31, 2006, page 59).

•

For the latest period ended December 31, 2006, the change in our working capital resulted mainly from a decrease in inventories of EUR 94.3 million, proceeds from short-term interest-bearing liabilities of EUR 89.9 million relating mainly to the proceeds from the divestment of Advance Agro Public Company Limited of Thailand of EUR 65 million (Form 20-F for the Fiscal Year Ended December 31, 2006, page 45) and a change in interest-free liabilities of EUR 141.6 million mainly related to the restructuring costs of the Berghuizer and Reisholz Mills (Form 20-F for the Fiscal Year Ended December 31, 2006, see page 47). The decrease in inventories in 2006 resulted from our the Profit 2007 and asset restructuring programs (Form 20-F for the Fiscal Year Ended December 31, 2006, see page 47).

Based on the above, we believe that we have sufficiently disclosed the material factors affecting our operating cash flow. As noted, our operating cash flow has been driven by our operating performance over the three-year period ended December 31, 2006. We believe that the importance of a more detailed cash flow analysis will increase should our net operating cash flow become negative and/or not develop in line with our operating performance. We understand the importance of the Staff comment and will review our operating cash flow disclosure when preparing our next Form 20-F for the Fiscal Year Ending December 31, 2007.

Financial Statements

Note 9 – Income Taxes, page F45

2.	We note that you recorded a tax settlement of approximately €120 million in 2006 however you have provided no substantive disclosures regarding this settlement. Please tell us who this settlement was with, which income tax years it relates to and describe the nature of the settlement.

The settlement of EUR120 million mainly relates to a settlement with the German tax authorities resulting in a release of a provision. The question concerned the amount of tax deductible losses arising from an internal sale of shares of two non-German subsidiaries in 1997. Because of the uncertainty of the transfer pricing of the shares of those two companies, we provided for a potential adjustment of the share transfer prices up to the original acquisition costs of those shares. As a result of a settlement with the tax authorities in 2006, the provision of EUR 102 million could be released.

The Company understands the importance of the Staff comment and will include a description of the German tax settlement in its next Form 20-F for the Fiscal Year Ending December 31, 2007.

As required by the Staff’s Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company would be grateful if the Staff could provide any comments at its earliest convenience. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Jussi Siitonen of the Company +358 2046 21332.

cc:	Hannu Ryöppönen, Stora Enso Corporation
Jussi Siitonen, Stora Enso Corporation
Leena Puumala, PricewaterhouseCoopers
Samara Linsky, PricewaterhouseCoopers
Christine Davis, U.S. Securities and Exchange Commission